info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF
2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772	F.604.331.8773	Toll Free 1.877.529.8475

October 21, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Madison Minerals Inc. - (File #0-29250) Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”_________

per:	Chet Idziszek President

Enclosures

cc:	OTCBB Filings, Attention: Pam Morris Miller Thomson, Attention: Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER 2008

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Madison Minerals Inc. – Share Compensation Plan dated April 9, 2008.

➢

Madison Minerals inc. – Interim Consolidated Financial Statements for the period ended July 31, 2008.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.
(Registrant)

Date: October 21, 2008	By:	“Chet Idziszek”
	Its:	Chet Idziszek

	Its:	President
(Title)

MADISON MINERALS INC.

SHARE COMPENSATION PLAN

April 9, 2008

 SHARE COMPENSATION PLAN

1.

GENERAL PROVISIONS

1.1

Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

(a)

“Board” means the Board of Directors of the Company;

(b)

“Bonus Shares” means Common Shares of the Company allotted or issued to Eligible Persons under the Plan in recognition of extraordinary contributions to the advancement of the Company or any of its associated, affiliated, controlled and subsidiary companies;

(c)

“Common Shares” means the Common Shares without par value of the Company as currently constituted;

(d)

“Company” means MADISON MINERALS INC.;

(e)

“Consultant” means an individual (including an individual whose services are contracted through personal holding corporation) with whom the Company or a subsidiary has a contract for substantial services;

(f)

“Eligible Person” means, subject to all applicable laws, any officer, employee or Consultant of the Company or any of its associated, affiliated, controlled and subsidiary companies whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company or any of its associated, affiliated, controlled and subsidiary companies;

(g)

“Market Price” shall have the meaning ascribed to it in the TSX Venture Exchange Corporate Finance Manual in effect from time to time;

(h)

“Participant” means Eligible Persons to whom Bonus Shares have been granted;

(i)

“Plan” means this Share Compensation Plan of the Company;

(j)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise; and

(k)

“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

Words importing the singular only shall include the plural and vice versa and words importing the masculine shall include the feminine.  Headings are for the convenience only and shall not affect the interpretation hereof.

1.2

Shares Reserved

The maximum number of Bonus Shares which may be reserved for issuance for all purposes under the Plan shall not exceed 250,000 Common Shares in any twelve month period or such greater number as may be approved from time to time by the shareholders of the Company.

1.3

Amendment and Termination

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required approval.  No such amendment, suspension or termination shall alter or impair the rights of any Participant to receive Bonus Shares allotted but not yet issued without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time that any Bonus Shares have been allotted but not yet issued.  With the consent of the affected participants, the Board may amend or modify any grant of Bonus Shares in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, subject to the prior approval of the relevant stock exchanges.

1.4

Compliance with Legislation

The Plan and the allotment and issuance of Bonus Shares hereunder shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required.  The Company shall not be obliged by any provision of the Plan or the allotment of any Bonus Shares hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Bonus Shares shall be allotted or issued or sold hereunder where such allotment or issuance would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported allotment and issuance of Bonus Shares hereunder in violation of this provision shall be void.  In addition, the Company shall have no obligation to issue any Bonus Shares pursuant to the Plan unless such Bonus Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.  Bonus Shares issued to Participants may be subject to limitations on sale or resale under applicable securities laws.  In particular, if Bonus Shares are allotted and issued to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Bonus Shares shall be made in compliance with applicable United States securities laws.

1.5

Effective Date

The Plan shall be effective upon the approval of the Plan by:

(a)

the TSX Venture Exchange and any other exchange upon which the Common Shares of the Company may be posted and listed for trading; and

(b)

the shareholders of the Company, given by the affirmative vote of a majority of the votes attached to the Common Shares of the Company entitled to vote and represented and voted at an annual or special meeting of the holders of such Common Shares held, among other things, to consider and approve the Plan.

1.6

Board Discretion

The awarding of Bonus Shares to any Eligible Person is a matter to be determined solely in the discretion of the Board.  The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.  Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

1.7

Governing Law and Interpretation

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable herein

2.

BONUS SHARES

2.1

Authority to Allot and Issue Bonus Shares

The Board shall have the authority and power in its sole discretion, to allot, issue and distribute in such amounts as the Board in its sole and absolute discretion deems fit, as fully paid and non-assessable shares in the capital of the Company, up to a total of 250,000 Bonus Shares in any twelve month period or such greater number as may be approved from time to time by the shareholders of the Company, to Eligible Persons of the Company whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company.  The granting of Bonus Shares pursuant to the Plan shall be subject to such further shareholder and regulatory approval as may be required by the TSX Venture Exchange.

2.2

Basis for Allotment and Issuance

The Bonus Shares will be issued in consideration of the fair value of the extraordinary contribution to the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Bonus Shares, but such price shall not be less than the Market Price.  No Bonus Shares shall be issued at a time when it is unlawful to fix the price for such Bonus Shares.

2.3

No Right to Allotment and Issuance

Nothing in this Plan shall require the issue or distribution of any Bonus Shares in any given year or the distribution to any particular person of Bonus Shares at any time.  The receipt by a recipient in any year of Bonus Shares shall not create any entitlement to a receipt of Bonus Shares by such recipient in any other year.  No person shall have any right to receive a distribution of Bonus Shares in a year, whether or not other persons receive Bonus Shares in such other year.  The pool of Bonus Shares available for any given year, if not distributed, shall cease to be available at the end of such year and shall not accumulate or be available for any succeeding year.

Madison Minerals Inc.

Interim Consolidated Financial Statements

Nine months Ended July 31, 2008

(Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended July 31, 2008.

Madison Minerals Inc.
(An exploration stage company)
Consolidated Balance Sheets
As at

	July 31,	October 31,
	2008	2007
	(unaudited)	(audited)
ASSETS

Current
Cash and cash equivalents	$1,641,005	$5,511,333
Marketable securities (Note 4)	680,136	2,962,890
Receivables	24,959	61,078
Prepaid expenses and deposits	3,857	3,857
	2,349,957	8,539,158

Resource properties (Note 5)	7,188,004	4,456,861
Advances to contractors	-	35,443
Fixtures and equipment (Note 6)	53,730	19,779
	$9,591,691	$13,051,241

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$248,702	$176,901
Advances from joint venture partner	24,938	951,161
	273,640	1,128,062

Shareholders’ Equity
Capital Stock (Note 7)
Authorized – an unlimited number of common shares without par value

Issued
35,437,076 (October 31, 2007 – 35,437,076) common shares	68,001,686	68,001,686
Contributed surplus	3,657,216	3,482,089
Accumulated other comprehensive loss	(2,724,263)	(441,509)
Deficit	(59,616,588)	(59,119,087)
	9,318,051	11,923,179
	$9,591,691	$13,051,241

Madison Minerals Inc.
(An exploration stage company)
Consolidated Statements of Operations (unaudited)
For the periods

	Three Months		Three Months	Nine months	Nine months
	Ended		Ended	Ended	Ended
	July 31, 2008		July 31, 2007	July 31, 2008	July 31, 2007

Expenses
Amortization	$17,683		$1,506	$20,595	$4,516
Accounting and audit	52,000		-	80,000	24,536
Consulting	1,988		-	6,036	-
Exploration costs expensed	-		1,457	2,780	3,047
Filing fees	2,250		1,470	19,112	24,267
Insurance	11,456		-	12,393	11,408
Legal fees	3,494		26,633	14,827	48,352
Office and rent	65,409		49,421	164,703	146,521
Office cost reimbursement	(33,995)		(23,597)	(82,226)	(70,397)
Public relations	9,960		56,920	50,037	115,971
Salaries and benefits	100,554		84,820	298,585	264,011
Shareholder information	-		-	1,757	2,572
Stock based compensation	-		-	175,127	-
Transfer agent’s fees	1,142		1,529	8,600	11,777
Travel	13,264		(1,289)	15,042	14,923
	(245,205)		(198,869)	(787,368)	(601,504)

Other income
Interest earned	10,683		56,654	76,916	182,395
Project management fees	55,298		-	99,285	-
Foreign exchange gain (loss)	(11,217)		(11,992)	113,666	(7,137)
	54,764		44,662	289,867	175,258

Loss for the period	(190,441)		(154,207)	(497,501)	(426,246)

Unrealized gain (loss) on marketable securities	(331,398)		2,890	(2,282,754)	28,900
Comprehensive gain (loss) for the period	(521,839)	$	(151,317)	$(2,780,255)	$(397,346)

Basic and diluted loss per share	$(0.00)		$(0.00)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	35,437,076		35,437,076	35,437,076	35,411,794

Madison Minerals Inc.
(An exploration stage company)
Consolidated Statements of Deficit and Accumulated other Comprehensive Income (Loss)
(unaudited)
For the periods

	Three Months	Three Months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	July 31, 2008	July 31, 2007	July 31, 2008	July 31, 2007

STATEMENT OF DEFICIT

Balance, beginning of period	$(59,426,147)	$(62,224,730)	$(59,119,087)	$(61,952,691)
Net income (loss) for period	(190,441)	(154,207)	(497,501)	(426,246)

Balance, end of period	$(59,616,588)	$(62,378,937)	$(59,616,588)	$(62,378,937)

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of period	$(2,392,865)	$57,800	$(441,509)	$-

Adjustment to opening balance on adoption of standard	-	-	-	31,790
Unrealized gain on marketable securities		2,890	-	28,900
Unrealized loss on marketable securities	(331,398)	-	(2,282,754)	-

Balance, end of period	$(2,724,263)	$60,690	$(2,724,263)	$60,690

Madison Minerals Inc.
(An exploration stage company)
Consolidated Statements of Cash Flows
(unaudited)
For the periods

	Three Months	Three Months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	July 31, 2008	July 31, 2007	July 31, 2008	July 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(190,441)	$(154,207)	$(497,501)	$(426,246)
Item not affecting cash
Amortization	17,683	1,506	20,595	4,516
Stock-based compensation	-	-	175,127	-
Changes in non-cash working capital items
Increase (decrease) in receivables	10,383	2,461	36,119	11,218
(Decrease) increase in accounts payable and accrued liabilities
	87,301	(37,528)	122,014	(143,270)
	(75,074)	(187,768)	(143,646)	(553,782)

CASH FLOWS FROM FINANCING ACTIVITIES
Net joint venture partner advances received (expended)	(183,474)	-	(926,223)	-
Proceeds from issue of capital stock	-	-	-	33,000
	(183,474)	-	(926,223)	33,000

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(828,821)	(565,014)	(2,745,913)	(1,268,551)
Expenditures on office fixtures	(31,898)	-	(54,546)	-
	(860,719)	(565,014)	(2,800,459)	(1,268,551)

Change in cash and cash equivalents	(1,119,267)	(752,782)	(3,870,328)	(1,789,333)

Cash and cash equivalents - Beginning of period	2,760,272	5,916,482	5,511,333	6,953,033

Cash and cash equivalents - End of period	$1,641,005	$5,163,700	$1,641,005	$5,163,700

Supplemental disclosure with respect to cash flows (note 12)

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the nine months ended July 31, 2008
(unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and is in the process of exploring its resource properties. It has not yet determined whether these properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is classified as exploration stage.

At July 31, 2008, the Company had working capital of $2,076,317 (October 31, 2007 – $7,411,096) which management believes will be sufficient to meet the Company’s general and administrative expenses and expenditure commitments on its resource properties for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional funding. While the Company has been successful in obtaining funding in the past, there can be no assurance that it will be able to do so in the future.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from the properties or proceeds from disposition.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or other claims, and title may be affected by undetected defects.

2.	INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, with the exception of the adoption of the new accounting disclosure standard described in Note 3 and a change to the basis of amortization set out in Note 6, which is not a material change, they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2007.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the nine months ended July 31, 2008
(unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

With the exception of the adoption of the new accounting disclosure standard described below, and a change to the basis of amortization set out in Note 6, which is not a material change, these interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

Adoption of new accounting standard

The Canadian Institute of Chartered Accountants (CICA) has mandated certain new accounting standards which, in the Company’s case, have come into effect as of the commencement of its 2007-2008 fiscal year on November 1, 2007. In particular, Section 3862 “Financial instruments – disclosures” of the CICA Handbook (HB 3862) has been adopted by the Company. HB 3862 requires the Company to provide disclosures in its financial statements that enable users to evaluate the significance of financial instruments for the Company’s financial position and performance, and to evaluate the nature and extent of risks arising from financial instruments to which the Company is exposed, during the period reported on and at the balance sheet date, and to provide information on how the Company manages those risks. Disclosures required by the adoption of HB 3862 are set out in Notes 4 and 12.

4.	MARKETABLE SECURITIES

The Company’s holdings of marketable securities consist of shares in two public companies whose shares are listed and trade on the TSX Venture Exchange (the Exchange), Buffalo Gold Ltd. (“Buffalo”) and Lund Gold Ltd. (“Lund”).

				Quoted price	Fair value
	Number of	Quoted price	Fair value	beginning of	beginning of
	shares	end of period	end of period	period	period

Buffalo	3,521,648	$0.18	$633,896	$0.82	$2,887,750
Lund	289,000	$0.16	$46,240	$0.26	$75,140
			$680,136		$2,962,890

Because these shares trade on the Exchange, published quotations in an active market are available. The company determines the fair value of these holdings based on the closing bid price on the balance sheet date. In accordance with our accounting policies as set out in our annual audited financial statements, each of these holdings is classified as an “available for sale” financial instrument, and increases or decreases in the fair value are credited or charged to “other comprehensive income (loss)” in the statement of operations. During the period, the Company recognized an aggregate comprehensive loss of $2,282,754 attributable to a decline in fair value of the shares of Buffalo $2,253,854 and of Lund $28,900.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the nine months ended July 31, 2008
(unaudited)

5.	RESOURCE PROPERTIES AND DEFERRED COSTS

	Lewis	Belencillo
	Property,	Property,
	Nevada	Panama	Totals

Balance, October 31, 2007	$4,414,539	$42,322	$4,456,861
Acquisition costs	1,248,784	-	1,248,784
Assays	203,646	-	203,646
Camp costs	5,972	-	5,972
Contractors and geologic staff	195,770	-	195,770
Drilling	980,020	-	980,020
Land and Legal	45,926	1,043	46,969
Travel and accommodation	49,982	-	49,982
	2,730,100	1,043	2,731,143
Balance, July 31, 2008	$7,144,639	$43,365	$7,188,004

On December 27, 2007 the parties to the Phoenix Joint Venture exercised their option to purchase the Lewis mineral property by making a cash payment of USD $2,000,000 together with the first payment of the advance royalty in the cash amount of USD $60,000. These payments were funded by the Company as to 60 per cent and by Great American Minerals, the joint venture partner, as to 40 per cent.

On April 15, 2008 the Company received notice from Buffalo Gold Ltd. (“Buffalo”), the holder of an option agreement in respect of the Mt. Kare gold project in Papua New Guinea, that a joint venture agreement with initial project interests 60% Buffalo and 40% the Company shall come into force July 14, 2008. This joint venture agreement shall require that the Company contribute its share of joint venture costs after that date, or, alternately, face dilution of its interest. To date no programs or budgets have been adopted under the joint venture agreement. The Company wrote off all its carrying costs in this project during the 2005 fiscal year.

6.	FIXTURES AND EQUIPMENT

	Net book value				Net book value
	October 31,	Written down	Additions	Amortization	July 31,
	2008	during period	during period	during period	2008

	$	$	$	$	$
Computer equipment	7,208	(7,208)	2,289	(76)	2,213
Furniture and fixtures	8,485	(8,485)	8,435	(281)	8,154
Office equipment	3,049	(3,049)	1,622	(54)	1,568
Leasehold improvements	1,037	-	42,200	(1,442)	41,795

	19,779	(18,742)	54,546	(1,853)	53,730

Commencing June 1, 2008 all computer and office equipment, furniture and fixtures and leasehold improvements are being amortized on a straight line basis over the remaining life of the lease, to May 31, 2013. This change to the basis of amortization is not material to the Company’s financial results.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the nine months ended July 31, 2008
(unaudited)

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

The Company’s authorized share capital consists of an unlimited number of common shares.

	Number of	Amount	Contributed
	Shares		Surplus

Balance as at October 31, 2007	35,437,076	$68,001,686	$3,482,089
Stock-based compensation – options granted	-	-	120,720
Stock-based compensation – options vested	-	-	54,407

Balance as at July 31, 2008	35,437,076	$68,001,686	$3,657,216

8.	STOCK OPTIONS

As at July 31, 2008, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date

20,000	2.30	December 3, 2008
115,000	1.75	March 10, 2009
100,000	0.75	May 27, 2010
500,000	0.38	May 27, 2010
1,687,616	1.10	October 20, 2011
200,000	0.77	April 12, 2012
750,000	0.25	April 14, 2013

3,372,616

The number of stock options exercisable at July 31, 2008 is 3,322,616.

9.	SHARE PURCHASE WARRANTS

As at July 31, 2008, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

2,841,057	$0.28	October 11, 2008
308,941	$1.20	October 11, 2008
175,700	$1.20	October 11, 2008

3,325,698

The expiry dates may be accelerated under certain circumstances. The exercise price of the 2,841,057 warrants was amended from $1.20 during the period.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the nine months ended July 31, 2008
(unaudited)

10.	RELATED PARTY TRANSACTIONS

a)	The Company incurred the following expenses with directors and a company related by way of directors in common during the nine months ended July 31, 2008 and 2007:

	2008	2007
	$	$
Legal fees	8,650	24,575
Salaries and benefits	163,836	149,767

These legal fees and salaries and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditures.

b)	As at July 31, 2008, accounts payable and accrued liabilities include $nil (October 31, 2007 - $5,932) due to officers of the Company and companies related by way of common directors.

c)	During the nine months ended July 31, 2008, the Company recorded reimbursements of $82,226 (2007 - $70,397) for rental of office space from companies related by way of common directors, under rental agreements between the related companies.

11.	SEGMENTED INFORMATION

The Company has one operating segment being the exploration of mineral properties located in the United States (Note 5). All fixtures and equipment are held in Canada.

12.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, marketable securities, receivables, accounts payable and accrued liabilities, and amounts due from or to the joint venture partner. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit or interest rate risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company’s most significant risk arising from its financial instruments is the market risk inherent in its holdings of common share positions in other publicly treaded companies, and particularly the market risk in its holding of 3,521,648 shares of Buffalo. Each $0.01 increase or decrease in the quoted value of Buffalo has the effect of adding or subtracting $35,216 to or from the Company’s comprehensive income. Between the most recent year-end October 31, 2007 and July 31, 2008 the fair value of Buffalo shares diminished by $0.64 per share for a total charge to comprehensive loss of $2,253,854. This had the effect of reducing by $2,253,854 the portion of the Company’s working capital reported at the year-end date comprised of its holding of Buffalo shares. To the degree that users of the financial statements consider the Company’s holdings of marketable securities as a potential source of cash resources, this market risk is material. There are no derivative securities such as put or call options available in respect of the common shares of Buffalo, limiting the Company’s ability to manage this exposure. The Company is exposed to a similar market risk arising from its holding of 289,000 shares in Lund; however, the materiality of the risk is lower, with each $0.01 increase or decrease in the quoted value of Lund having the effect of adding or subtracting $2,890 to or from the Company’s comprehensive income. The trading price of Buffalo shares ranged from a high of $0.97 to a low of $0.17 during the period reported on, and Lund shares ranged from a high of $0.28 to a low of $0.15.

Madison Minerals Inc.
Notes to Interim Consolidated Financial Statements
for the nine months ended July 31, 2008
(unaudited)

12.	FINANCIAL INSTRUMENTS (cont’d)

The Company is also exposed to currency risk arising from fluctuations in the exchange rate for the US dollar. The Company holds a portion of its cash in U.S. dollar accounts, and incurs costs and related accounts payable denominated in U.S. dollars. The majority of the Company’s expenditures on resource properties, typically its largest cash outflow classification, is incurred in U.S. dollars, and the Company from time to time may hold advances from its joint venture partner denominated in U.S. dollars, although these U.S. dollar advances relate directly to U.S. dollar costs and obligations. The Company engages specialist foreign exchange consultants to advise it on foreign exchange strategy, and currently does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates. During the period reported on, the amount of the Company’s cash holdings denominated in U.S. dollars ranged from a high of $2,835,000 to a low of $204,000, and the value of one U.S. dollar ranged from a high of $1.04 to a low of $0.91, a range which represents extraordinary volatility.

13.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007

Non-cash operating activities
Accounts payable incurred for resource property expenditures	$(50,213)	$(336,295)
Drawdowns of advances to contractors	35,443	-
	$(14,770)	$(336,295)

Non-cash investing activities

Resource property expenditures incurred through accounts payable	$50,213	$336,295
Resource property expenditures – drawdown of contractors’ advances	(35,443)	-
	$14,770	$336,295

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED JULY 31, 2008

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s exploration strategy currently emphasizes gold projects in North America and Papua New Guinea.

Madison is in the business of the acquisition, exploration, exploration management and development of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations on our various properties are exploratory searches for mineable deposits of minerals. Prior to and during the nine month period ended July 31, 2008, and to date, Madison has been primarily engaged in the continued exploration of its Lewis Gold Project in Nevada.

This MD&A is dated September 24, 2008 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. Our financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and are expressed in Canadian dollars. The discussion and analysis should be read together with the interim unaudited consolidated financial statements for the nine month period ended July 31, 2008 and related notes attached thereto. The reader should also refer to the annual audited financial statements for the years ended October 31, 2007 and 2006, and the Management Discussion and Analysis for those years.

Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Overall Performance

The following summarizes the significant events and transactions in our mineral projects during the period.

Lewis Gold Project, Nevada

The 2007 program at the Lewis Gold Project concluded in November. On December 13, 2007 and on March 26, 2008 we reported on the results the program, the principal component of which was 9,644 metres of drilling, being 2,303 metres of core drilling in ten holes and 7,341 metres of reverse circulation (RC) drilling in 34 holes. These news releases are accessible on our website www.madisonminerals.com and on SEDAR at www.sedar.com and were summarized in our MD&A for the first fiscal quarter.

Our news release of April 14, 2008 announced the beginning of our 2008 drill program, planned to include 3,000 meters of core drilling at the Virgin Zone designed to complete the drilling necessary to produce a resource estimate for this zone compliant with National Instrument 43-101. We also announced plans for 7,000 meters of reverse circulation (RC) drilling, principally aimed at expanding and delineating the Virgin Zone.

We engaged Lions Gate Geological Consultants to evaluate the geological model and make drill-hole recommendations for the infill drilling program required for the Virgin Zone resource estimate, and we engaged SRK Consulting to carry out the preliminary resource estimate. SRK’s field work towards this estimate commenced in September 2008. Our 2008 drill programs concluded in September 2008, with 17 core holes and 24 RC holes drilled on the Virgin Zone, and nine RC holes testing an existing dump of sulphide material on the property. Assay results from the program are pending. We have also commenced petrographic analysis of drill core from 2007, started our planning for metallurgical testing, and begun the collection of specific gravity data, all of which will be inputs to the 43-101 resource estimate.

Madison Minerals Inc.
Nine months ended July 31, 2008
Management Discussion and Analysis
Page 2 of 5

Mount Kare Gold Project, Papua New Guinea

Madison’s original interest in this project is currently held 60 per cent by Buffalo Gold Ltd. (“Buffalo”) and 40 per cent by Madison. We reported on Buffalo’s plans, and its programs and results through March 2008, in our MD&A for the first fiscal quarter. As set out in Note 5 to our third quarter financial statements, Buffalo has presented Madison with notice that it is electing to bring into effect a joint venture agreement with a commencement date of July 14, 2008, as provided for in our agreements with Buffalo, whereby the initial joint venture interests shall be 60% Buffalo and 40% Madison. Madison is required to contribute its share of joint venture costs after commencement, or, alternately, face dilution of its interest. To date no programs or budgets have been adopted under the joint venture agreement. Madison wrote off all its carrying costs in the Mt. Kare project during its 2005 fiscal year.

As described in note 4 to the July 31, 2008 financial statements, Madison holds 3,521,648 shares of Buffalo.

Results of Operations

Madison’s management believes that the financial measures of a resource exploration company are best portrayed in the statement of cash flows. This statement demonstrates our ability to raise the necessary funding to pursue our exploration targets and to administer the company while doing so. For the three fiscal quarters to July 31, 2008 we drew down cash resources by $3.87 million, of which $2.75 million was expended on our 60% interest in the Lewis Gold Project joint venture; an additional net $926,000 was paid for Lewis project costs out of funds previously advanced by our joint venture partner; and a net $144,000 was expended on operations. In the comparable 2007 period, cash resources were drawn down by $1.79 million, principally attributable to significantly lesser expenditures at the Lewis project of $1.27 million and with a net $554,000 expended on operations.

Because of the significant financings completed in the third and fourth fiscal quarters of 2006, Madison remains well funded, with net cash resources of $1.64 million, modest current liabilities and no long term debt.

Excluding the material non-cash charge in Q2 2008 for stock-based compensation expense, for which there was no equivalent in the 2007 fiscal periods, overall administrative costs for 2008 were virtually the same as 2007 levels. Increases in salary and in provisions for audit and accounting costs related to Sarbanes-Oxley compliance were offset by reductions in legal fees and public relations costs. Outside of our operating expenses, we realized significant management fees on the Lewis project and experienced a significant foreign exchange gain (reflecting a weakening U.S. dollar during the period while Madison held net liabilities – advances from the joint venture partner – denominated in U.S. dollars). These gains were offset in part by reduced interest income, from smaller balances invested and during diminishing interest rates. We expect our general level of cash costs to continue during fiscal 2008.

Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,
	2008	2008	2008	2007	2007	2007	2007	2006
Total assets	$9,591,691	$10,214,442	$10,615,638	$13,051,241	$9,117,944	$9,265,565	$9,421,133	$9,946,640
Resource properties	7,188,004	6,363,922	6,089,294	4,456,861	3,875,660	3,266,531	3,184,490	2,899,289
Working capital	2,076,317	3,436,453	4,340,583	7,411,096	5,154,572	5,916,401	6,135,601	6,519,673
Shareholders’ equity	9,318,051	9,839,890	10,455,227	11,923,179	9,050,431	9,204,637	9,343,301	9,443,677
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net income (loss)	(190,441)	(303,212)	(3,848)	3,259,851	(154,207)	(164,664)	(107,376)	(1,610,106)
Earnings (loss) per share	(0.00)	(0.01)	(0.00)	0.10	(0.01)	(0.01)	(0.00)	(0.06)

Madison Minerals Inc.
Nine months ended July 31, 2008
Management Discussion and Analysis
Page 3 of 5

Discussion

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such inherently variable costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, public relations costs and travel, and in many cases arise from the timing of larger billings. Management of Madison does not believe that meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements.

Significant changes in the Company’s key financial data from 2006 to 2008 can be attributed to its equity financings and to exploration expenditures on the Lewis Property in Nevada, and, in the case of the fourth quarter ended October 31, 2007, to the receipt of 3,521,648 shares of Buffalo credited to the statement of operations.

Liquidity

Based on existing cash funds and current liabilities, Madison has sufficient financial resources to meet its share of the cost of the next phases of exploration on the Lewis Property and its general and administrative expenses for the year currently in progress. Readers should also refer to Notes 4 and 12 of the interim financial statements, which set out market risk and its effects on the portion of our working capital made up by marketable securities holdings. Madison does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years. The Company’s exploration activities have been funded through sales of common shares, and we expect that we will continue to be able to utilize this source of financing until we develop cash flow from our operations. There can be no assurance, however, that Madison will be able to obtain required financing in the future on acceptable terms. If such funds are not available or cannot be obtained or are insufficient to cover our costs, Madison could be forced to curtail its exploration activities to a level for which funding can be obtained. In the near term, Madison plans to continue its exploration activities on its currently held properties.

Capital Resources

At July 31, 2008 and to date, Madison has a sufficient cash and working capital position. The 2008 Lewis project joint venture program has a budget of US $2.5 million, not including the option payment made in December 2007, which as of the date of this report is substantially complete and has been or will be funded 60% by Madison. Our working capital position is adequate to fund this program, and to fund our ongoing general and administrative costs, for the balance of the fiscal year currently in progress.

Related Party Transactions

During the nine months ended July 31, 2008, Madison paid or accrued management salaries and benefits of $112,336 and $51,500 to the Chief Executive Officer and to a director, respectively, paid $8,650 to the law practice of a director, and was reimbursed for office and rent costs of $82,226 by companies related by way of common directors. At July 31, 2008, there were no accounts payable to any related party.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Changes in Accounting Policies

The adoption of a new standard (HB 3862) for accounting disclosure in respect of Madison’s financial instruments and the risks pertaining thereto is described in Note 3 to the interim financial statements and in our MD&A for the first fiscal quarter. There were no effects on the company’s financial position or results of operations. There were no other material changes to our accounting policies during the nine month period ended July 31, 2008.

Madison Minerals Inc.
Nine months ended July 31, 2008
Management Discussion and Analysis
Page 4 of 5

Change in Accounting Estimates

On June 1, 2008 the Company commenced a renewed term of its office premises lease for a five year term ending May 31, 2013. The Company also carried out a program of material leasehold improvements, the costs of which were shared with other companies occupying the premises, companies which are related by having a number of directors or senior officers in common. At the time of the commencement of the new lease term, the Company determined that virtually all of its existing computer equipment, furniture and other office equipment had reached the end of their useful lives. Most of these assets had been acquired between 1996 and 1999. Accordingly, as set out in Note 6 to the July 31, 2008 financial statements, we wrote off all the existing carrying costs, net of accumulated depreciation, for a total writedown of $18,743 charged to amortization expense in accordance with the treatment of changes in accounting estimates set out in Canadian accounting principles, which the expiry of the useful lives of the assets constituted.

Future Accounting Policies – Adoption of International Financial Reporting Standards (IFRS) in 2011

In February 2008 the Accounting Standards Board of the Canadian Institute of Chartered Accountants announced definitively that all public companies in Canada shall be required to prepare their financial statements according to IFRS effective their fiscal year commencing on or after January 1, 2011. In the case of Madison, the adoption of this new framework of generally accepted accounting principles will take effect as of November 1, 2011. Our first reporting under IFRS will be for the fiscal quarter ending January 31, 2012, being the first reporting period following the adoption date applicable to Madison.

IFRS will comprise a widespread alteration of accounting principles, standards and disclosures from those currently in force for Canadian public companies, which are presently defined by Canadian generally accepted accounting principles (GAAP). Madison has begun a process to evaluate the effects on its financial reporting and disclosures which will arise on adopting IFRS, but it is too early in this process to have determined any outcomes.

Financial Instruments

As a result of the adoption of HB 3862, the Company’s financial statements are now required to provide in considerable detail the disclosures specified in Form 51-102F1 about financial instruments, and users of this document are referred to notes 3, 4 and 12 in the interim financial statements to which this MD&A applies.

Statutory Disclosure

Information available on SEDAR

Important additional information about Madison, including news releases and material change reports, is available on the SEDAR website – www.sedar.com .

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number common shares without par value of which 35,437,076 were outstanding at July 31, 2008 and as of the date hereof.

At July 31, 2008 and the date hereof, Madison has warrants outstanding entitling the purchase of 3,149,998 shares at prices of $0.28 and $1.20 per share, with expiry date October 11, 2008, as set out in Note 9. The Company recently amended the exercise price of 2,841,057 of these shares to $0.28 per share as disclosed in our news release of May 27, 2008, and the re-priced warrants are subject to potential accelerated conversion provisions set out in that release, available on our website and on SEDAR.

Madison Minerals Inc.
Nine months ended July 31, 2008
Management Discussion and Analysis
Page 5 of 5

At July 31, 2008, and the date hereof, we had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
50,000	$0.42	May 1, 2008
20,000	$2.30	December 3, 2008
115,000	$1.75	March 10, 2009
100,000	$0.75	May 27, 2010
500,000	$0.38	May 27, 2010
1,687,616	$1.10	October 20, 2011
200,000	$0.77	April 27, 2012
750,000	$0.25	April 14, 2013
3,422,616	$0.74	[weighted average]

Vancouver, British Columbia	September 24, 2008

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Chet Idziszek, President and Chief Executive Officer of Madison Minerals Inc., certify the following:

1.

Review:  I have reviewed the interim financial statements and interim MD&A (together the “interim filings”) of Madison Minerals Inc., (the “Issuer”) for the interim period ending July 31, 2008.

2.

No Misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair Presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the interim filings.

Date:  September 24, 2008

“Chet Idziszek”

Chet Idziszek,

President and CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109.  In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

The Issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Ian Brown, Chief Financial Officer of Madison Minerals Inc., certify the following:

1.

Review:  I have reviewed the interim financial statements and interim MD&A (together the “interim filings”) of Madison Minerals Inc., (the “Issuer”) for the interim period ending July 31, 2008.

2.

No Misrepresentations:  Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.

Fair Presentation:  Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the interim filings.

Date:  September 24, 2008

“Ian Brown”

Ian Brown,

Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109.  In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

The Issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.